Exhibit 99.1

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of $0.4184 Canadian per share on the issued and outstanding Common shares payable on April 1, 2026 to shareholders of record at the close of business on March 11, 2026.

By order of the Board

Andrea Wood

Executive Vice President and Chief Legal and Governance Officer

Vancouver, British Columbia

February 11, 2026

Contact: Investor Relations

1-800-667-4871

ir@telus.com